UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                      THE LEHIGH GROUP INC.

                        (Name of issuer)


                  Common Stock, $.001 Par Value

                 (Title of class of securities)


                           52481610 5

                         (CUSIP number)


                       Gary Epstein, Esq.
                  Greenberg, Traurig, Hoffman,
                  Lipoff, Rosen & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida  33131
                         (305) 579-0832

          (Name, address and telephone number of person authorized to receive notices and communications)


                        October 29, 1996

     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].










CUSIP No. 52481610-5     SCHEDULE 13D

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Medical Corporation - # 65-0631901

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7.   SOLE VOTING POWER        6,000,000 shares
     SHARES
     BENEFICIALLY   8.   SHARED VOTING POWER      - 0 -
     OWNED BY
     EACH           9.   SOLE DISPOSITIVE POWER   6,000,000 shares
     REPORTING
      PERSON WITH   10.  SHARED DISPOSITIVE
                         POWER                    - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,000,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 37%

14.  TYPE OF REPORTING PERSON

     CO







ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of The Lehigh Group Inc. ("Lehigh"). Lehigh's executive offices are located at 810 Seventh Avenue, 27th Floor, New York, New York 10019.

ITEM 2.   IDENTITY AND BACKGROUND.

     First Medical Corporation ("FMC") is a Delaware corporation whose principal offices are located at 1055 Washington Boulevard, Stamford, Connecticut 06901. FMC is an owner/manager and provider of management and consulting services to physicians, hospitals and other health care delivery organizations and facilities.

     The executive officers and directors of FMC and their respective positions are as follows:

[CAPTION]


        Name                          Position

     Dennis A. Sokol          Chairman of the Board and Chief
                              Executive Officer

     Charles J. Pendola       President and Director

     Jeffrey Fine             Executive Vice President,
                              General Counsel, Secretary
                              and Director

     Elias J. Nemnom          Chief Financial Officer

     Elliot H. Cole           Director

     Paul Murphy              Director

     Melvin E. Levinson,
       M.D.                   Director

     Stuart Kaufman           Director

     Mark Kugler              Director


     The address for each of the above officers and directors is 1055 Washington Boulevard, Stamford, Connecticut 06901.

     Neither FMC, nor any of the above officers and/or directors has, during the last five years, been convicted in a criminal proceeding.

     Neither FMC, nor any of the above officers and/or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 29, 1996, FMC, Lehigh and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of FMC with and into Merger Sub with FMC surviving the Merger. Upon consummation of the Merger and pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of FMC will be exchanged for (1) 1,033.925 shares of Common Stock and (ii) 95.1211 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock"), of Lehigh. Each share of Preferred Stock will be convertible at any time by the holder thereof into 250 shares of Lehigh Common Stock.

     The Merger and the terms of the Merger Agreement have been approved by the Board of Directors of each of Lehigh and FMC and by the holders of a majority of the outstanding common stock of FMC. Consummation of the Merger is contingent upon, among other things, the approval of Lehigh's stockholders.

     Concurrent with the execution of the Merger Agreement, Salvatore J. Zizza, Lehigh's Chairman of the Board and Chief Executive Officer, sold to FMC an option (the "Option") to purchase up to 6,000,000 shares of Common Stock from Mr. Zizza at an exercise price of $.50 per share, which is the price at which Mr. Zizza can acquire those shares from Lehigh under certain pre-existing agreements. The Option is currently exercisable by FMC and accordingly, FMC is deemed to be the beneficial owner of 6,000,000 shares of Common Stock. In the event the Merger is not approved by Lehigh's stockholders, the Option will expire, unless earlier exercised. If the Option is exercised in full by FMC prior to the consummation of the Merger, FMC would acquire approximately 37% of the issued and outstanding shares of Lehigh Common Stock.

     As consideration for the granting of the Option, FMC delivered a promissory note (the "Note") in the principal amount of $100,000 to Mr. Zizza. It is currently anticipated that if the Option is exercised in full, the $3,000,000 exercise price will be financed through borrowings from First Union National Bank of Florida ("First Union"). FMC has received a commitment from First Union to loan up to $3,300,000 to FMC in order to fund FMC's exercise of the Option and other transactional costs associated with the Merger (the "Exercise Line of Credit").

ITEM 4.   PURPOSE OF TRANSACTION.

     The Option was acquired for the purpose of voting in favor of the approval of the Merger and not with a view to the sale, or for resale in connection with, any distribution of the shares of Common Stock issuable upon exercise of the Option. In connection with the financing of the Option exercise price and pursuant to the First Union letter of intent, FMC will be required to, among other things, pledge to First Union as collateral under the Exercise Line of Credit, the shares of Lehigh Common Stock acquired upon the exercise of the Option. Other than the foregoing, FMC does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participation to such person or to any third person, with respect to any shares of Common stock issuable upon exercise of the Option.

     In addition to seeking stockholder approval of the Merger at a special meeting of stockholders, Lehigh will seek, among other things, stockholder approval of (i) the adoption of amendments to its Restated Certificate of Incorporation for the purpose of: (A) changing the name of the corporation from "The Lehigh Group Inc." to "First Medical Group, Inc."; (B) eliminating cumulative voting for directors; (C) eliminating action by stockholders by written consent; (D) fixing the number of members of the Board of Directors at between seven and eleven, as determined from time-to-time by the Board of Directors; and (E) requiring any future amendment to the provisions of the Certificate of Incorporation addressed by items (B) through (D) to require the vote of the holders of at least 60% of the outstanding shares of Lehigh Common Stock (collectively, the "Certificate Amendments"); and (ii) the election of seven (7) directors to the Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     As of the date hereof, FMC has an Option to purchase 6,000,000 shares of Common Stock. FMC does not beneficially own any other securities of Lehigh. Based on information contained in Lehigh's quarterly report on Form 10-Q for the quarter ended September 30, 1996, Lehigh has 10,339,250 shares of Common Stock issued and outstanding. Accordingly, if the Option is exercised in full by FMC, FMC would beneficially own approximately 37% of the issued and outstanding Common Stock of Lehigh.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement, the Option, the Note and other agreements related to the Merger, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Option Agreement, dated October 29, 1996, between
          Salvatore J. Zizza and FMC.

     (b) Promissory Note, dated October 29, 1996, issued by FMC in favor of Salvatore J. Zizza.












































                            SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1996          FIRST MEDICAL CORPORATION



                                   By: /s/Dennis A. Sokol
                                        Dennis A. Sokol
                                        Chairman of the Board and
                                        Chief Executive Officer







































                        INDEX TO EXHIBITS



[CAPTION]


Exhibit No.              Description         Sequential Page No.

1. Option Agreement, dated October 29, 1996, between Salvatore J. Zizza and
     First Medical Corporation

2.   Promissory Note, dated October 29,
     1996, issued by First Medical
     Corporation in favor of
     Salvatore J. Zizza.




















                            EXHIBIT 1

                       Salvatore J. Zizza
                       810 Seventh Avenue
                           27th Floor
                      New York, N.Y. 10019


First Medical Corporation                         October 29, 1996
1055 Washington Boulevard
Stamford, CT 06901

Gentlemen:

     When countersigned below, this letter agreement will constitute a legal and binding agreement between us with respect to the following matters.

     1.   GRANT OF OPTION.  I hereby grant to First Medical
Corporation ("FMC") an option to acquire up to 6,000,000 shares of common stock of The Lehigh Group Inc. ("Lehigh") upon the terms and subject to the conditions set forth in this letter agreement.

     2. CONSIDERATION. Concurrently with the acceptance of this letter agreement, FMC is delivering its note in the principal amount of $100,000 in payment for the option. The form of the FMC note is attached hereto as Exhibit A.

     3. TERM OF THE OPTION. The option shall expire at the earlier of (a) January 15, 1997 or (b) consummation or termination for any reason of the Agreement and Plan of Merger between Lehigh and FMC (the "Merger Agreement").

     4. EXERCISE PRICE. The price and terms upon which the option may be exercised shall be governed by the Warrant Agreement between Lehigh and me, a copy of which is attached hereto as Exhibit B. In the event of any inconsistency between this letter agreement and the Warrant Agreement, this letter agreement shall govern. In order to avoid any penalties for "short swing profits" under Section 16(b), to the extent necessary this letter agreement shall be deemed to constitute an assignment of my rights under the Warrant Agreement. The parties agree to take any other actions which may be necessary to structure the exercise of the option and the warrant so as to avoid any liability under Section 16(b). In order to induce the grant of this option, FMC hereby represents and warrants to Salvatore J. Zizza that FMC has obtained a Commitment from First Union National Bank of Florida to lend to FMC the sum of $3,000,000 to be used by FMC to exercise the option, which commitment is embodied in a commitment letter a copy of which is annexed hereto as Exhibit C.

     5. STANDSTILL AGREEMENTS. Until December 31, 2001, FMC agrees to the following: (i) it shall not acquire, directly or indirectly, any shares of common stock of Lehigh or any voting rights with respect thereto, except (a) by means of the option granted pursuant to this letter agreement and (b) up to 15% of the common stock of Lehigh through open market or privately negotiated purchases which are consummated prior to January 15, 1997; (ii) the only matter for which it may solicit proxies from Lehigh shareholders is approval of the Merger Agreement, for which it shall vote all shares of common stock of Lehigh under its control or for which it obtains proxies in favor of the Merger Agreement;
(iii) on all other matters submitted for a vote of stockholders, it shall vote all shares of common stock of Lehigh under its control in accordance with the recommendation of the Board of Directors of Lehigh (so long as such matter has no detrimental effect on the Merger Agreement); and (iv) it shall not transfer, assign, hypothecate, pledge or otherwise dispose of any of the shares of common stock of Lehigh under its control (or the voting rights attendant thereto) without first obtaining (a) my consent, and (b) the agreement of the purchaser to be bound by these standstill provisions; provided, however, that FMC may sell shares pursuant to its demand registration right pursuant to the terms of an agreement with Lehigh dated as of the date hereof.

     6. NON-TRANSFERABILITY OF OPTION. This letter agreement, and the option contained herein, may not be transferred, assigned, hypothecated or pledged (either directly or indirectly) by FMC in any fashion to any entity without my prior written consent. For this purpose, a "change of control" of FMC would constitute a transfer of the option for which my prior written consent would be required.

     7. INDEMNIFICATION AND CONTRIBUTION. FMC agrees to indemnify and hold me harmless against any and all claims, causes of action or liabilities which may arise from this letter agreement or the exercise of the option or warrant hereunder. I agree to provide FMC with prompt notification of any matter which could give rise to a claim for indemnification; FMC agrees to promptly pay all fees and expenses which I might incur in defending any such matters, and to pay in full any ultimate liability which might result. Notwithstanding FMC's agreement to provide such indemnification, I shall control the selection of counsel and direct the defense strategy. In the event indemnification is not available due to public policy or otherwise, the parties shall reformulate this provision to provide for contribution by FMC based on the relative benefits obtained by it, which shall be assumed to be 99%. FMC agrees that it will not prosecute or support any claim which seeks to invalidate this provision.

     8. PROXY AT MEETING. Prior to the record date for the stockholder meeting at which the Merger Agreement shall be voted upon,I will use my best efforts to obtain irrevocable proxies from major stockholders (including myself and other officers and directors of Lehigh) in favor of approval of the Merger Agreement.


     9. MISCELLANEOUS. This letter agreement: constitutes the entire agreement between us with respect to this subject; shall inure to the benefit of my successors and assigns; may only be modified or amended by a writing signed by both parties; and is governed by the laws of the state of Delaware.

                                   Very truly yours,

                                   /s/ Salvatore J. Zizza


Agreed and accepted as of the date first written above.

First Medical Corporation

By:  /s/ Dennis A. Sokol
         Chairman of the Board and
         Chief Executive Officer


































                            EXHIBIT 2

                         PROMISSORY NOTE

$100,000.00                                  New York, New York
                                             As of October 29, 1996

     FOR VALUE RECEIVED, FIRST MEDICAL CORPORATION, a Delaware corporation, with its principal place of business located at 1055 Washington Boulevard, Stamford CT 06901 ("Maker"), does hereby promise to pay to the order of Salvatore J. Zizza, an individual with mailing address at c/o The Lehigh Group Inc., 810 Seventh Avenue, Suite 27 F, New York, New York 10019 ("Holder"), or at such other address or at such other place as may be designated from time to time by notice form Holder to Maker, the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00); together with interest accrued thereon at an interest rate per annum equal to 8% from the date hereof. The principal and accrued interest amount of this Note shall become due and payable upon the earliest to occur of (1) January 15, 1997, (2) exercise, in whole or in part, of the stock option granted by Holder to Maker pursuant to that certain letter agreement dated October 29, 1996, or (3) termination of such letter agreement in accordance with its terms. Except as otherwise provided below, interest shall accrue on the outstanding principal balance then outstanding from the date hereof until repaid, but shall not be payable with respect to the principal amount of this Note until the principal is due and payable in full in accordance with the terms hereof when such interest shall become due and payable. Interest on this Note shall be computed on a basis of a year of 360 days for the actual number of days elapsed (including the first day but excluding the last day).

     1.   EVENTS OF DEFAULT

     The occurrence of any of the following events with respect to Maker shall constitute an event of default which shall cause the entire principal amount of this Note and accrued interest to become immediately due and payable without the necessity for any demand on
Maker:

          (a) If Maker shall default in the payment of principal or any interest when due and such default shall have continued unremedied for a period of thirty (30) days; or

          (b) If Maker shall make an assignment for the benefit of creditors, or file a voluntary petition under the U.S. Bankruptcy Code, as amended (the "Bankruptcy Code"), or any other federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of his property; or

          (c) If Maker shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against him under the Bankruptcy Code or any other federal or state insolvency law; or

          (d) If a proceeding shall be commenced against Maker seeking the appointment of a trustee, receiver or custodian of all or part of Maker's property and such proceeding shall not be dismissed within two (2) days after its commencement.

     2.   PREPAYMENT

     This Note may be prepaid without penalty or premium at any time, in whole or in part, upon not less than two (2) days' prior written notice.

     3.   MISCELLANEOUS PROVISIONS

          (a) Failure to exercise Holder's rights hereunder shall not constitute a waiver of the right to exercise same in the event of any subsequent default.

          (b) Maker and Holder hereby irrevocably submit to the personal jurisdiction of any state or Federal court sitting in the State of New York over any suit, action or proceeding arising out of or relating to this Note. Maker and Holder hereby irrevocably waive to the fullest extent permitted by applicable law any objection which they have or hereafter have to laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Maker and Holder hereby agree to submit to the exclusive jurisdiction of the courts of the state of New York for the purpose of resolving any action or claim arising out of the performance of the provisions of this Note.

          (c) Maker expressly waives any right to a trial by jury in any action to enforce this Note. Maker also waives the right to interpose in any proceeding to collect this Note, any set-off, affirmative defense or counterclaim of any nature except those asserted in good faith that specifically arise under this Note.

          (d) This Note shall be construed in accordance with and governed by the laws of the state of Delaware.

          (e) Maker expressly waives presentment for payment, demand and protest, notice of protest and dishonor, and all other notices in connection with the delivery, acceptance, performance default or enforcement of the payment of this Note.

          (f) This Note may not be modified nor shall any waiver hereunder be effective unless in writing signed by the party against whom the same is asserted.

     IN WITNESS WHEREOF, this Note has been executed on behalf of Maker as of the day and year first above written.

                                        FIRST MEDICAL CORPORATION

                                        By: /s/ Dennis A. Sokol
                                               Chairman of the
                                               Board and Chief
                                               Executive Officer